UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐   Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Press release as filed August 3, 2020

Exhibit 2	Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six month period ended June 30, 2020 of FEC Resources Inc.

Exhibit 3	Unaudited condensed financial statements of FEC Resources Inc. for the three and six months ended June 30, 2020

Exhibit 4	Certification of June 30, 2020 quarterly filings – CEO

Exhibit 5	Certification of June 30, 2020 quarterly filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: August 31, 2020
By: /s/ Paul Wallace
Paul Wallace
President, Chief Executive Officer and Chief Financial Officer

Exhibit 1

FEC HEADQUARTERS
Vancouver, British Columbia
E-mail: info@FECResources.com
Website: http://www.FECResources.com

FEC RESOURCES ANNOUNCES THE RESULTS OF ITS RIGHTS OFFERING, THE CONVERSION TO EQUITY OF THE RIGHTS OFFEREING ADVANCE AND THE USE OF PROCEEDS OF THE RIGHTS OFFERING.

Dateline: Vancouver, British Columbia Ticker: “FECOF”
Date: August 3, 2020

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) announces today that it completed its previously announced Rights Offering on July 31, 2020, receiving gross proceeds of approximately US$846,750, and converted into equity the Rights Offering Advance of US$170,111 previously received from PXP Energy Inc. (“PXP”), details of which were announced by the Company on April 14, 2020. This has resulted in the Company issuing a total of 451,938,606 new shares. The related transaction costs of the Rights Offering are anticipated to be approximately US$90,000.
PXP has effectively exercised their rights in full, by subscribing directly to the Rights Offering in the amount of US$842,388.57 and converting to equity the Rights Offering Advance of $170,111.40 referred to above; thereby increasing their interest in the Company from 54.99% to 78.39% reducing the ability of minority shareholders to determine the outcome of shareholder votes and special resolutions which require 66 2/3% of votes cast to pass.
Following the completion of the Rights Offering and the conversion to equity of the Rights Offering Advance the issued and outstanding shares of the Company have increased from 409,143,765 to 861,082,371.
USE OF FUNDS
Excluding the Rights Offering Advance, the net proceeds will be used for the following purposes:

 1.
1.	The Company will be repaying in full a working capital loan of US$150,000 due to PXP;
2.
The Company has agreed to purchase 6.8% of the loan currently due by Forum Energy Ltd to PXP this will amount to US$346,202 plus accrued interest.
This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis; and

3.	The balance of net proceeds will be used for general working capital purposes.;

On behalf of the Board of,

FEC Resources Inc.
Paul Wallace
Director

Forward-Looking Statements
FEC cautions that this release contains forward-looking statements, including, without limitation, statements relating to the use of funds and the anticipated transaction costs. These forward-looking statements are based on management’s current expectations and involve a number of risks and uncertainties, including, among other things; our ability to continue as a going concern; our ability to obtain and maintain sufficient financing to provide liquidity to meet our business objectives. If one or more of these risks or other risks materialize, actual results  may vary materially from those expressed. For a more complete discussion of these and other risk factors, see FEC’s filings with the Securities and Exchange Commission, including our most recent annual report on Form 20-F and quarterly report on Form 6-K. FEC cautions not to place undue reliance on these forward- looking statements, which speak only as of the date of this release, and undertakes no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

For more information please e-mail info@FECResources.com
or visit the FEC Resources website at www.FECResources.com

Exhibit 2

FEC RESOURCES INC. (the “Company”)
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FOR THE PERIOD ENDED JUNE 30, 2020
(all funds in US dollars unless otherwise stated)
  THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS IS PROVIDED AS OF AUGUST 28, 2020 AND SHOULD BE READ IN CONJUNCTION WITH THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS AND NOTES FOR THE PERIOD ENDED JUNE 30, 2020 AND THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2019.  THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).
 Forward-Looking Statements
Certain statements in this MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to raise new money by way of loans or the issuance of new shares to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein.  The Company has assumed that it would not be incurring significant expenses in the short term that would exceed its current funds on hand.  The reader is also cautioned that should FEL find it necessary to raise capital to fund its current and future business, the Company’s interest in FEL may be diluted because the Company may not be entitled to participate in such financings and currently does not have the resources to participate if provided the opportunity to do so.  The reader is also cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.
 Overall Performance
Forum Energy Limited (“FEL”)
As at June 30, 2020 the Company held 6,117,238 shares representing a 6.80% interest (6.80% at December 31, 2019) of the capital of Forum Energy, a private company, which has participating interests in 11 oil and gas blocks in the Philippines through various subsidiaries.  FEL’s subsidiaries are Forum Energy Philippines Corporation (“FEPC”), Forum (GSEC 101) Limited and Forum Exploration Inc. (FEI, 66.67% owned).  FEL and the Company are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates.
On March 23, 2017, PXP announced that it had increased its shareholdings in FEL from 48.8% to 69.5% through a debt conversion involving the issuance of 39,350,920 new FEL shares at a price of US$0.30 per share.  On the same day, an independent third party purchased 6,666,667 newly issued FEL shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  The Company did not participate in this financing transaction.  These two transactions resulted in the dilution of the Company’s interest in FEL from 18.42% to 8.03%.  As a result of this dilution, the Company’s investment in FEL ceased to be an equity investment.  As a result of the loss of significant influence, we recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017 the Company sold 1,000,000 FEL shares to our parent company, PXP, for US$0.30 per share.  As a result of the sale of the shares, our interest in FEL was reduced to 6.80%.

On April 14, 2020 FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

In advance of FEC’s Rights Offering, PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  On July 31, 2020, FEC settled this amount by converting it into equity on the closing of its rights offering.

The following information related to PXP or FEL has been provided to us by PXP or FEL, as we do not have direct knowledge of such information.

PXP holds a 79.13% controlling interest in FEL, with 72.33% held directly and 6.80% held indirectly through its 78.39% shareholding of the Company.  FEL is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 2.28% interest in the producing Galoc Field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary FEI.

A summary of FEL’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 14C-1 Galoc	2.28%	Yes
SC 6A Octon	5.56%	No
SC 6B Bonita	2.45%	No
SC 14A Nido	8.47%	No*
SC 14B Matinloc	12.41%	No*
SC 14B-1 N. Matinloc	19.46%	No
SC 14C-2 W. Linapacan	9.10%	No
SC 14D Retention Area	8.17%	No
SC 14 Tara	10%	No
*Ceased production on April 1, 2019.

Following is a brief description of the properties of FEL together with production details where appropriate.

SC 72 Recto Bank

FEL’s principal asset is a 70% participating interest in SC 72 (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC 101”)), a petroleum license located in the Recto Bank, offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with FEL with respect to SC 72.

On February 15, 2010, the GSEC 101 licence was converted to Service Contract 72 and FEL immediately conducted geological and geophysical works to further evaluate the block and to fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, FEL acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita Field (the “Sampaguita 3D”).

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (in 2012) and Cosine, Ltd. (in 2015). In 2015, Arex Energy produced a report on the North Bank area, located northwest of the Sampaguita Field, and estimated the prospective resources to be significant enough to continue with exploration of the concession.

SC 72 has been under Force Majeure (“FM”) since December 15, 2014 due to the West Philippine Sea maritime dispute between the Republic of the Philippines and China.  FEL will have 20 months upon lifting of the FM to drill two commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that until an agreement has been reached as anticipated under the Memorandum of Understanding (“MOU”) referred to below with a Chinese partner, FEL’s share of the cost cannot be determined.

On July 12, 2016, the Permanent Court of Arbitration in The Hague ruled in favor of the Philippines against China over territorial disputes in the West Philippine Sea. Although there are ongoing discussions between the two countries, it is uncertain when or how the matter of the maritime dispute will be settled with regards to SC 72.

In October 2018, FEL started the Broadband and Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019 and costs around US$490,000 including quality control supervision.  The 2019 work program and budget submitted to the Department of Energy of the Philippines (the “DOE”) includes 3D seismic reprocessing and seismic interpretation followed by a contingent geotechnical survey over the proposed well locations to be drilled upon lifting of the FM.

On November 20, 2018, the MOU was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration in the West Philippines Sea.

On December 21, 2018, FEL through Forum (GSEC 101) Limited, sent a formal request to the DOE to lift the FM imposed on SC 72.  A contingent revised work program and budget covering 2019-2020 was submitted at the same time which included drilling of two wells and the acquisition of seismic in the North Bank area.  As at the date of this Management Discussion and Analysis, neither FEL nor Forum (GSEC 101) Limited have received a decision from the DOE.

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Steering Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippines Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the MOU, the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical, and commercial aspects of cooperation on certain areas in the West Philippine Sea. China has appointed China National Offshore Oil Corporation (“CNOOC”) as representative to the Working Group(s). FEL will be the representative to the Working Group that will be created for SC 72.  The Steering Committee also agreed to hold the second meeting in the Philippines in early 2020, however, it was being deferred due to the COVID-19 pandemic.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPC’s 66.67% owned subsidiary FEI.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas.  It contains the Libertad Gas Field and several other prospects.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m.  The survey was divided into two (2) parts: grid and traverse. The grid program was designed with the objective of locating the apex of a high trend in the Dalingding area that was identified in previous gravity surveys. The traverse program, on the other hand, aimed to define faults through forward modeling and determine whether the mapped central depression is a graben or a trough.

The interpretation of the gravity data will be carried out in two (2) stages. The first stage is a 3D inverse grid depth modeling which was undertaken by contractor Cosine Ltd. (“Cosine”). The final report for this work was submitted in late 2018. The second stage is a detailed stratigraphic 3D multi-sectional model to be done in-house by the FEL technical team under Cosine’s quality control supervision. This latter stage is ongoing. The results will be correlated later with seismic data, where possible.

FEL  has started planning for the drilling of an onshore well, Dalingding-2, in 2021.  The Company has engaged the services of an operations geologist to prepare the geological program and prospect montage.  The Dalingding Prospect is a reefal structure defined by seismic with Barili Limestone as the primary target.  A well, Dalingding-1, was drilled by Cophil Exploration in 1996 and was plugged and abandoned as a dry hole with minor gas shows after reaching a total depth of 1,508 ft.  Following FEL’s recent re-evaluation of the prospect, it was concluded that Dalingding-1 did not reach the Barili target, which is estimated at 1,740 ft, or 232 ft below the well’s total depth.  The current plan is to drill a well down to at least 4,000 ft to penetrate the Barili and secondary targets underneath.

In addition to the drilling of Dalingding-2, Forum plans to move the rig to Brgy. Maya, Daanbantayan, Cebu for the permanent plugging and abandonment (P&A) of Forum-1X and Forum-2X wells, which were drilled in 2003.

On November 21, 2019, FEL submitted the WP&B for 2020, which includes the continuation of the Gravity Interpretation – Stage 2, Radioactive Waste Management, and the conduct of a Land Gravity Survey.  This was approved by the DOE on December 02, 2019. The radioactive wastes were safely transported from Daanbantayan, Cebu and turned over to the Philippine Nuclear Institute in February 2020.

The current Land Gravity Survey is for the acquisition of gravity data along profiles in parts of the Municipality of Daanbantayan and Bogo City that aims to further delineate the carbonate bodies detected in the said areas by the initial 3D gravity modelling exercise in 2019. The survey began on February 18, 2020 and was completed on March 14, 2020.  A total of 84 stations, 300m to 500m apart were acquired during the survey. FEL has completed the correction of meter readings, coordinates, and elevations of gravity stations acquired during the survey. All corrected gravity data will be forwarded to a geophysical contractor for data reduction, processing, and interpretation. The results of the gravity survey will be used to update the current depth model for northern Cebu.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the producing Galoc Oil Field.

Gross production for 2019 averaged 2,045 bopd [2018 – 3,198 bopd].  FEPC’s share is approximately 46 bopd [2018 – 73 bopd].  This represents a decline of 36.05% associated with the Galoc-4 not in production since January 2019 due to safety valve issue, as well as the cyclic production being implemented in the Galoc-3 well. For the first 9 months of 2019, the average gross production was 2,039 bopd [2018 – 3,240 bopd] wherein FEPCO’s share is approximately 46 bopd [2018 – 74 bopd].

On July 12, 2018, Tamarind Galoc Pte Ltd, a subsidiary of Singapore-based Tamarind Resources, acquired Nido Petroleum’s subsidiaries Galoc Production Company WLL (GPC) and Nido Production (Galoc) Pte Ltd, giving Tamarind 55.88% equity and operatorship of the Galoc Field.

Production forecasted for 2019 is approximately 970,000 barrels of oil.  Three (3) liftings are scheduled for 2019. The first lifting was completed on January 5, 2019 with a volume of 380,512 bbls.  The second lifting was completed on June 1, 2019 with a volume of 305,697 bbls. The third and final lifting was made in November 3, 2019 with targeted volume of 307,552 bbls.

On May 7, 2020, GPC informed the DOE of the cessation of operation for Galoc Field starting September 24, 2020. This comes after GPC’s receipt of a Notice of Termination from Rubicon Offshore International, the owner of the floating production storage and offloading (FPSO) vessel, Rubicon Intrepid. GPC has also requested approval of the initial drawdown from the fund set-up under the DOE-approved Galoc Abandonment Plan for the implementation of the field suspension plan.

SC 6A Octon

SC 6A Octon covers an area of 1,080 square kilometers and contains the Octon Field.

In 2018, Philodrill completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells which encountered good oil shows in the Galoc Clastic Unit (GCU) interval.  However, no tests were conducted in this interval due to operational constraints.

The 2019 work program included the completion of seismic attribute analysis of the North Block of SC 6A to characterize the target reservoirs and determine their distribution in terms of porosity, thickness, and lithology. Philodrill will then conduct resource analysis, including computation of reserves, and preliminary well design and cost to mature a drilling location in the area.

For 2020, the DOE approved a work program which consists of the following:

-	G&G studies in support of establishing a final well location and well design to test the hydrocarbon potential of the Malajon-Salvacion-Saddle Rock anticlinorium.
-	Continue to do G&G work to identify additional resources at the Octon South structure and other opportunities immediately around the Octon Field to support its development.

In June 2020, LMKR, a private petroleum technology company based in Dubai, completed a pilot study on the Malajon area using 3D seismic and well data. The study shows the Malajon structure having a good potential and thus requires further detailed analysis. LMKR is also able to identify four (4) sand packages within the GCU after generating several elastic properties (P-impedance, Vp/Vs, etc.).

A QI/Resevoir Characterization study was approved by the JV aimed at generating pay probability maps and identifying prospective zones that could be targets for any future well. It will also include detailed attribute analysis as several channelized sands within the GCU have been identified during the pilot study.  An amended WP&B for 2020 was submitted to the DOE to cover this additional study.

NWP Ventures Ltd. (NWP), a private company registered in England and Wales, is currently reviewing the block for potential farm-in. NWP is a wholly owned subsidiary of Manta E&P Investments Ltd. (MEPI), which recently farmed-in to SC 6B Bonita Block. NWP will be capitalized by MEPI upon executing an acquisition or farm-in transaction.

SC 6B Bonita

SC 6B Bonita covers an area of 533 square kilometers and contains the Bonita discovery.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies in another contract area.  In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future.  On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.

On 28 June 2018, Philodrill received DOE’s approval for the assignment of Trans-Asia’s relinquished participating interest in SC 6B to the remaining JV partners. As a result, FEL’s interest in SC 6B has increased to 8.182%.

On October 17, 2019, the FIA, Deed of Assignment and transfer of operatorship from Philodrill to Manta Oil Company Ltd. (Manta) were approved conditionally by the DOE, requiring Manta to submit additional financial documents.  Under the FIA, Manta will carry the JV up to First Oil to earn 70% interest. FEL’s interest will be reduced to 2.4546% from 8.182% upon completion of the farm-in.

Manta is currently conducting a remapping of the Cadlao Field based on 2016 Pre-Stack Time Migration (PSTM) reprocessing of the 3D seismic data. This will be followed by resource estimates of the field.  Future activities will include an update of the previous Cadlao reservoir modelling and simulation work, firming-up of well locations and trajectories, evaluation of the East Cadlao Prospect as a drillable prospect, and the preparation of a Competent Person’s Report certifying reserves and resources estimates. Manta may opt to reprocess the 3D seismic using PSDM if necessary.

A plan of development (POD) for Cadlao Field & East Cadlao Prospect will be submitted to the DOE before the end of 2020.  It will include the drilling of 1-2 deviated production wells. Cadlao has an estimated Recoverable Reserves (P50) of 6.32 MMBO while East Cadlao has an estimated In-Place Prospective Resources of 3.59 MMBO (Best Case).

SC 14A [Nido], SC 14B [Matinloc] & SC 14B-1 [N. Matinloc]

Production from the Nido and Matinloc Fields was terminated permanently on March 13, 2019, after producing 22,173 barrels of oil from January to March 2019. The Nido Field accounted for 93.06% of the total while Matinloc Field contributed the remaining 6.94%.  Shell Philippines was the sole buyer for the crude during the period.

Nido started oil production in 1979 while Matinloc was put in place in 1982. The final inception-to-date production figures for the two fields are: 18,917,434 bbls for Nido and 12,582,585 bbls for Matinloc.  The North Matinloc Field, which was in production from 1988 to 2017 produced a total of 649,765 bbls of oil.  The total production for the three (3) fields is 32,149,784 barrels.

Seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully P&A from April to May 2019. The two remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.  Philodrill is preparing to implement the P&A program on the two wells in September 2020. This was originally scheduled in April 2020 but was suspended due to the community quarantine imposed on Luzon Island due to COVID-19.

Following the suspension of field operations and the P&A of the wells in March 2019, Philodrill conducted the stripping and disposal of equipment and materials aboard the production platforms from June to October 2019.  In December 2019, all production platforms were turned over to the DOE which, in turn, will hand them over to the Armed Forces of the Philippines for defense use.  On June 26, 2020, a Deed of Donation and Acceptance was signed by DOE with the Department of National Defense to formalize the transfer of ownership of the Nido and Matinloc platforms to the Armed Forces of the Philippines which will now use the platforms for defense purposes.

SC 14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan “A” and “B” structures.

In 2018, the JV headed by Philodrill completed mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

In 2019, Desert Rose Petroleum Limited (DRPL) expressed interest to re-develop the West Linapacan “A” Field through a farm-in process and through the purchase of participating interests from companies that are willing to divest.  For the divesting members, DRPL offered a nominal transaction price of US$100.00, but upon production will pay these companies :

-	US$2.5 million based on West Linapacan “A” attaining 1 million barrels of production and DRPL’s recovery of drilling and development costs, and
-	US$2.5 million based on West Linapacan “B” attaining 1 million barrels of production and the recovery of drilling and development costs.

For the farming-out companies, DRPL will shoulder the cost of redevelopment of West Linapacan “A” Field up to First Oil.  In return, the companies will further assign 75% of their remaining interest to the farminee, leaving them with a combined interest of 5%.

By end-June 2020, the Sale and Purchase Agreement (SPA) and the Farm-out Agreement (FOA) have not yet completed the relevant closing conditions, which include regulatory approval. Forum Energy was among those who decided to sell its participating interest to DRPL.

The SC 14C2 and SC 74 consortia conducted a joint Rock Physics and QI studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data.  The initial phase of the study were carried out and completed by Ikon in October 2019. The SC 14C2 JV decided not to proceed with the second phase of the QI Study in view of the impending entry of DRPL to the SC 14C2 block.

FEL Objectives and Strategy

The core objective of FEL is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.

FEL plans to achieve this by:

●	Development of SC 72
●	Continued review of exploration blocks to identify potential drilling targets
●	Continued review of administrative expenses

Risk factors specific to FEL

The Company is exposed to certain risk factors which are specific to its investment in Forum Energy.  These include the following:

●	FEL’s cash inflows are dependent on the Galoc Field production, which unless an extension is worked out with the owners of the FPSO, will cease operations on September 24, 2020.

●
FEL’s operations do not generate sufficient cash to fund new exploration work in Galoc and its other blocks; therefore, in the event FEL issued new capital to fund these costs, the Company’s interest in Forum Energy will be diluted.

●	FEL is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in FEL.

●	FEL’s interest in its main asset SC 72 could be diluted depending on the agreement reached, if any, between the Philippine and Chinese governments concerning the maritime dispute.

●	Further exploration work has to be completed on SC 72 and SC 40 to confirm the value of the resources within these properties.

●
In March 2017, FEL, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million.   The loan facility had a term of three years and bears interest at LIBOR + 3.5% per annum.

On March 13, 2020, PXP approved an extension of the loan facility maturity date to April 16, 2020.  Subject to FEL completing a fundraising plan before April 16, 2020, PXP would receive:

(a)
a partial repayment of the maturing loan principal amounting to US$431,073 together with the full payment of accrued interest from March 16, 2017 to April 15, 2020 amounting to US$957,994 be made on April 16, 2020;

(b)	a further extension of the then reduced outstanding loan principal of US$5,091,204 from April 16, 2020 to December 31, 2021;

(c)	On August 7, 2020, FEC purchased $346,202 (6.8%) of the loan principal plus accrued interest of $939; and

(d)	quarterly payments of accrued interest is to be made from April 16, 2020 onwards.

All other terms of the Loan remain unchanged.

There is no certainty that this loan facility will be renewed, in which case FEL may issue new shares to settle this amount outstanding. Terms of the loan agreement do not include any right for PXP or FEC to convert an unpaid amount into new shares of Forum Energy.

For further details regarding Forum Energy, see its 2018 financial statement package at https://beta.companieshouse.gov.uk/company/05411224/filing- history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2019 is not expected to be available until Q3 of 2020.

Selected Annual Financial Information Of The Company

Selected Financial Data
	Year Ended 12/31/19	Year Ended 12/31/18	Year Ended 12/31/17
Revenue	$-	$-	$-
Net (loss) income	$(211,683)	$(217,665)	$1,803,036
Basic and Diluted Income (Loss) per share	$(0.00)/(0.0))	$(0.00)/(0.0))	$(0.00)/(0.0))
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	409,143,765	409,143,765	409,143,765
Working Capital Deficit	$(69,208)	$181,769	$399,308
Long-Term Debt	$-	$-	$-
Shareholders’ Equity	$1,635,378	$1,847,061	$2,064,726
Total Assets	$1,757,494	$1,902,883	$2,098,671
Results of Operations
The accounts show a loss for the period ended June 30, 2020,  of $89,775 or  $0.00 per share, versus a loss of  $110,031, for the same period in 2019.
The difference was because of lower overall general and administration expenses.
General and Administration expense were  $89,875 for the period ended June 30, 2020 versus  $111,731 for the same period in 2019.  Overall expenses were lower than those experienced in the previous year.  Lower professional fees mainly accounted for the difference.  Professional fees were  $4,047 for the period ended June 30, 2020 versus  $32,740 for the same period in the previous year due to costs resulting from a shareholder complaint. Listing and filing fees were  $10,301 for the period ended June 30, 2020 versus  $9,266 for the same period in the previous year.  The difference was not significant. For the period ended June 30, 2020, foreign exchange loss was  $1,499 versus a loss of  $2,656 for the same period in the previous year.

Balance Sheet
The Company’s current assets were  $34,487 at June 30, 2020 versus  $52,908 for the year ended December 31, 2019. The difference is mainly a result of the higher cash balance and higher prepaid balance on December 31, 2019. The Company’s assets reflect the investment in FEL on a fair value basis. The fair value of the investment in FEL is stated at  $1,835,111 or US$0.30 per share.
The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices. The Company has classified its investment in FEL as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of  $1,835,111 to be indicative of the fair value of the investment in FEL as there have been no changes in the circumstances that would change management’s assessment of fair value.

The determination of fair value was based upon the most recent third party financing that took place while SC 72 was under force majeure.

There were no transfers between level 3 and the other levels in the hierarchy during 2020 or 2019.

PROPERTY, PLANT AND EQUIPMENT

Computer Equipment	June 30, 2020
Cost
Opening Cost	$15,543
Additions	-
Ending Cost	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,338)
Charge for six month period	(31)
Ending Accumulated Depreciation	(15,369)

Carrying Value	$174

Summary of Quarterly Results
Selected Financial Data
(in ‘000, except EPS)
	2nd Qtr 20	1st Qtr 20	4th Qtr 19	3rd Qtr 19	2nd Qtr 19	1st Qtr 19	4th Qtr 18	3rd Qtr 18
(Loss)	(53)	(37)	(55)	(47)	(50)	(60)	(75)	(47)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Liquidity

The Company’s working capital deficit at June 30, 2020 was $(345,956) versus  $(69,208) at December 31, 2019 and shareholders’ equity was  $1,545,603 at June 30, 2020 (December 31, 2019:  $1,635,378).

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. In the past to the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of all shareholders, in order to finance its operations.
Management currently believes that it is in the best interest of all shareholders that management explores the issuance of new shares or debt to fund its future operations.
The Company is not required to contribute any capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the period ended June 30, 2020 was  $144,874 versus  $129,547 for the same period in 2019 mainly as a result of the differences described  above.

Cash provided by financing activities was  $303,218 for the period ended June 30, 2020 versus  $Nil for the same period in the previous year.  The increase in  deferred transaction costs related to the Company’s previously announced Rights Offering offset by the loan of  $150,000 and the Rights Offering advance of  $170,111 from PXP accounted for the difference.

Second Quarter

During the second quarter, there were no significant events.  The Company experienced only basic operating costs. The Company does not experience seasonal fluctuations in its business and there were no dispositions of any business segments.

Capital Resources
Since the Company has no revenue, the Company will need to continue to raise funds through either debt, equity or the sale of assets in order to continue its operations or participate in other projects.  The Company currently has no plans to sell any more of its FEL shares and will be reliant on debt or equity issuances for future funding requirements.
Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares.  Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company undertook a rights offering to raise funds to sustain operations.   The Company closed the rights offering on July 31, 2020 and raised approximately  $846,750.

On January 22, 2020, the Company received  $150,000 from its parent company, PXP, as a working capital loan. The loan was non-interest bearing, unsecured and due on demand.  The loan was repaid on August 7, 2020.
On April 14, 2020 FEL completed a fund raising of  US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

In advance of FEC’s Rights Offering, PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  On July 31, 2020 the Company converted into equity this rights offering advance from PXP.

Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements in existence as of this date.
Transactions with Related Parties
During the period ended June 30, 2020, general and administrative expenses included key management personnel compensation totaling  $31,500 (2019:  $24,000).
On January 22, 2020, the Company received  $150,000 from its parent company, PXP, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.

On April 14, 2020, PXP advanced approximately  $170,111 directly to FEL on the Company’s behalf allowing the Company to participate in a fund raising by FEL so that the Company could maintain its 6.8% interest. The advance was considered an advance against the Company’s stock rights offering.  Subsequent to the end of the quarter the advance was settled by the issuance of new common shares from treasury at the same price as the rights offering price.

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The determination of the fair value of the Company’s investment in FEL is a significant accounting estimate.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

i) Investments in Associates

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired.

ii) Deferred tax assets and liabilities
Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. The Company believes it has adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of June 30, 2020.

Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:
-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout this management discussion and analyis.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

     Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at June 30, 2020 , the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at June 30, 2020, the Company held financial liabilities of  $380,443 that are denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit  $30,781 (December 31, 2019:  $42,548) and receivables of  $2,528 (December 31, 2019:  $3,072).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds.

At this time, the Company has no new business plans and if it continues to act as a holding company of FEL shares, there is a risk it will receive no return from that investment unless alternate sources of funding are found.

The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At June 30, 2020 the Company’s accounts payable and accrued liabilities were  $60,332, all of which fall due for payment within twelve months of the date of the statement of financial position.  On June 30, 2020, the Company owed  $320,111 as a result of a loan and advance from PXP.  The loan was non-interest bearing, unsecured and due on demand.  On July 31, 2020,  $170,111 of this amount, considered an advance against the Company’s Rights Offering, was converted into new equity; and on August 7, 2020,  $150,000 was repaid.

The carrying values of accounts payable and accrued liabilities and short term loans approximate their fair values due to the relatively short periods to maturity of the instruments.

d)	Dilution risk

As discussed elsewhere in this MD&A, there is a risk of continued dilution of the Company’s interest in FEL should it either need to sell shares of FEL to raise operating funds, or not participate in any future share issuance financings undertaken by FEL.  Currently there are no plans to sell any of the Company’s FEL shares to fund opertations.  There is a risk that shareholders may be diluted should the Company need to raise additional operating funds through debt or equity financings.

On April 14, 2020 FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111  This amount was converted into equity of the Company on July 31, 2020 in conjunction with the closing of FEC’s Rights Offering.

Other Risk Factors

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.
Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares.  Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has undertaken a Rights Offering to raise funds to sustain operations.  The Company closed the rights offering on July 31, 2020 and raised approximately  $846,750.  In addition, on July 31, 2020, the Company converted into equity a rights offering advance from PXP in the amount of approximately  $170,111.

Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations.  On June 30, 2020,  the Company had short term debt in the amount of  $150,000 and recorded an advance against its upcoming Rights Offering in the amount of  $170,111 to maintain its 6.8% interest in FEL. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at June 30, 2020, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

General and administration

The following table shows the detailed breakdown of the components of general and administration expenditures.
General and administrative expenses include	June 30, 2020	June 30, 2019
Professional fees	$4,047	$32,740
Bank charges	1,933	1,953
Listing and filing fees	10,301	9,266
Office and miscellaneous	10,316	11,072
Consulting	61,748	54,000
Amortization	31	44
Foreign exchange	1,499	2,656
	$89,875	$111,731

General and administrative expenses include	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019
Professional fees	$3,774	$12,850
Bank charges	927	929
Listing and filing fees	6,821	5,732
Office and miscellaneous	5,532	5,352
Consulting	34,593	27,000
Amortization	15	22
Foreign exchange	1,306	(1,488)
	$52,968	$50,397

Other MD&A Requirements
Disclosure of Outstanding Share Data
As At June 30, 2020
(a)	Authorized and issued share capital:
Class	Par Value	Authorized	Number Issued and Outstanding as at June 30, 2020	Number Issued and Outstanding as at December 31, 2019
Common Shares	NPV	Unlimited	409,143,765	409,143,765
Preferred Shares (convertible redeemable voting)	NPV	Unlimited	None	None
(b)	Summary of Options and Warrants outstanding as at June 30, 2020.
There were no options outstanding as at June 30, 2020.  There were no warrants outstanding as at June 30, 2020.
Additional information on the Company is available at www.sedar.com.

Outlook
SC 72 is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments, thus FEL has been unable to proceed with the SC 72 exploration work programme.  On March 4, 2015 the DOE imposed a FM on SC 72 in light of the initiation of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China.

Under the terms of the FM, all exploration work at SC 72 is immediately suspended (effective from December 15, 2014) until the DOE notifies the Company that it may commence drilling.  As a result, the second sub-phase of SC 72 was put on hold until further notice.

The terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the FM.
On November 20, 2018, a MOU was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration  in the West Philippine Sea.  Whilst this is a positive development at this time, SC 72 remains subject to the FM order.
On December 21, 2018, FEL  through Forum (GSEC 101) Limited sent a formal request to the DOE to lift the FM imposed on SC 72.  A contingent revised work program and budget covering 2019 - 2020 was submitted at the same time which included drilling of two wells and the acquisition of 3D seismic data in the North Bank area.  The outcome is unknown as at the date of this amended MD&A.
FEL anticipates lower revenues from the Galoc Field due to the Galoc-4 shut-in, normal decline in production of other wells as Galoc reaches its end of life, and the impending cessation of production on September 24, 2020.
As was highlighted in the latest audited financial statements, the Company has limited cash resources and required additional capital to allow it to continue to trade or invest in new projects. The Company undertook a rights offering and on January 22, 2020, the Company received  $150,000 from PXP as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.
On April 14, 2020 FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

In advance of FEC’s upcoming Rights Offering, PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111.

The Company closed the rights offering on July 31, 2020 and raised approximately $846,750.  In addition on July 31, 2020 the Company converted into equity a rights offering advance from PXP in the amount of approximately $170,111.
Looking Forward
This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Exhibit 3

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed financial statements for FEC have been prepared by management in accordance with International Financial Reporting Standards.  These financial statements, which are the responsibility of management are unaudited and have not been reviewed by the Company’s auditors.  The Company’s Audit Committee and Board of Directors has reviewed and approved these interim financial statements.

The Company’s independent auditor has not performed a review of these interim condensed financial statements in accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators.

FEC RESOURCES INC.
CONDENSED STATEMENT OF FINANCIAL POSITION
Expressed in United States Dollars
UNAUDITED

As at:	June 30, 2020	December 31, 2019
ASSETS

Current assets
Cash	$30,781	$42,548
Receivables	2,528	3,072
Prepaid expenses	1,178	7,288
	$34,487	52,908
Non-current assets
Deferred transaction costs (Note 11 (d))	56,274	39,381
Equipment	174	205
Investment in Forum Energy Limited (Note 5)	1,835,111	1,665,000
	$1,926,046	$1,757,494

LIABILITIES

Current liabilities
Trade and accrued payables	$60,332	$122,116
Amounts due to the ultimate holding company (Note 6)	320,111	-
	380,443	122,116

Shareholders’ Equity
Share capital (Note 7)	16,732,397	16,732,397
Contributed surplus (Note 7)	3,058,063	3,058,063
Deficit	(18,244,857)	(18,155,082)
	1,545,603	1,635,378
	$1,926,046	$1,757,494

The accompanying notes to the interim condensed consolidated financial statements are an integral part of these statements.

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Paul Wallace”                            “Lyle Brown”
  Director  Director

FEC RESOURCES INC.
CONDENSED STATEMENTS OF LOSS
Expressed in United States Dollars
UNAUDITED

	Three Month Period Ended		Six Month Period Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
General and administration expenses
General and administration (Note 9)	$52,968	$50,397	$89,875	$111,731
Operating loss	(52,968)	(50,397)	(89,875)	(111,731)
Interest income	-	742	100	1,700
Loss for the period	$(52,968)	$(49,655)	$(89,775)	$(110,031)

Loss per common share
- Basic and diluted	$-	$-	$-	$-

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
Expressed in United States Dollars
UNAUDITED

For the six months ended June 30, 2020

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2020	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378
Loss for the period	-	-	(89,775)	(89,775)
Balance June 30, 2020	$16,732,397	$3,058,063	$(18,244,857)	$1,545,603

For the six months ended June 30, 2019

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2019	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061
Loss for the period	-	-	(110,031)	(110,031)
Balance June 30, 2019	$16,732,397	$3,058,063	$(18,053,430)	$1,737,030

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
UNAUDITED

	For the six months ended
	June 30, 2020	June 30, 2019

Cash provided by (used in)
OPERATING ACTIVITIES
Loss for the period	$(89,775)	$(110,031)

Non-cash items included in loss
Amortization	31	44
	(89,744)	(109,987)
Changes in working capital related to operating activities
Receivables	544	(423)
Prepaid expenses	6,110	5,785
Accounts payable and accrued liabilities	(61,784)	(24,922)
Net cash used by operating activities	(144,874)	(129,547)

FINANCING ACTIVITIES
Deferred transaction costs	(16,893)	-
Amounts due to the ultimate holding company (Note 6)	320,111	-
Net cash provided by financing activities	303,218	-

INVESTING ACTIVITIES
Investment in Forum Energy Limited	(170,111)	-
Net cash used in investing activities	(170,111)	-

Net decrease in cash	(11,767)	(129,547)
Cash – beginning of the period	42,548	228,991
Cash – end of the period	$30,781	$99,444

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
June 30, 2020
(Stated in United States Dollars)

Note 1  Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEL”).  The Company is traded in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

As at June 30, 2020, the Company had a 6.8% interest in FEL.

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) (“PXP”) with a registered office at 2/F LaunchPad Reliance corner Sheridan Streets, Mandaluyong City, Philippines 1550.

Note 2  Basis of Preparation

a)	Statement of Compliance

These condensed interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and have been prepared using the same accounting policies and methods as were used for the Company’s Annual Financial Statements for the year ended December 31, 2019.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements dated December 31, 2019.

The condensed interim financial statements were authorized for issue by the Board of Directors on August 28, 2020.

b)	Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
June 30, 2020
(Stated in United States Dollars)

Note 2  Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment which will determine the economic viability of developing FEL’s assets including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.
The Company has an accumulated deficit since inception of $18,244,857.
Management considers that the current economic environment is difficult and the outlook for holding companies invested in oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEL in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEL under suitable terms.  Currently management has no plans to sell any additional FEL shares.

Since the delisting of FEL from the London Stock Exchange in 2015, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process of FEL shares and may be reliant on the shareholders of FEL for the disposition of any of its FEL shares.

Following the successful completion on July 31, 2020 of a Rights Offering, details of which are set out in Note 11 below, the Management considers the Company to be a going concern in the short term but there is no certainly that the Company will be able to continue as a going concern past 2021.

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
June 30, 2020
(Stated in United States Dollars)
Note 3  Summary of Significant Accounting Policies and Critical Accounts Estimates and Judgments

These interim condensed financial statements have been prepared using the same accounting policies and methods of computation as the annual financial statements for the year ended December 31, 2019. In addition, these interim condensed financial statements have been prepared using the same critical accounting estimates and judgments as the annual financial statements for the year ended December 31, 2019. Accordingly, the interim condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2019.

Note 4  Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of June 30, 2020.

Note 5  Investment in Forum Energy Limited (“FEL”)
(i)	The investment in FEL is summarized as follows:

	Shares	Amount
Balance December 31, 2019	5,500,000	$1,650,000
Balance June 30, 2020	6,117,238	$1,835,111

As at June 30, 2020 the Company’s interest in FEL was 6.80% (December 31, 2019 – 6.80%).
FEL’s assets consist of interests in various petroleum service contracts (SC) in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On March 2, 2015, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notifies FEL that it can re-commence exploration. As at June 30, 2020, the force majeure remains effective.

On April 14, 2020 FEL completed a fund raising of US $2,500,000 which was achieved by FEL issuing new shares at a price of US $0.30 each.

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
June 30, 2020
(Stated in United States Dollars)

Note 5 Investment in Forum Energy Limited (“FEL”) (continued)

In advance of the Company’s Rights Offering, PXP paid the Company’s share of FEL’s financing thus allowing the Company to maintain its 6.8% interest in FEL at a cost of approximately US$170,111.  Subsequent to the end of the quarter, the advance was settled by the issuance of new common shares from treasury at the same price as the Rights Offering price.
(ii)	Determination of fair value
The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.   The Company has classified its investment in FEL as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $1,835,111 to be indicative of the fair value of the investment in FEL as there have been no material changes in the circumstances that would change management’s assessment of fair value.

There were no transfers between level 3 and the other levels in the hierarchy during the period ended June 30, 2020.

(iii)	Subsequent event

On August 7, 2020 the Company increased its investment in FEL by purchasing 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis.

Note 6  Related Party Balances and Transactions

                   The amount due to the ultimate parent company comprise of the following

(i)
On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation (“PXP”), as a working capital loan. The loan is non-interest bearing, unsecured and due on demand; and

(ii)
On April 14, 2020, PXP advanced approximately US $170,111 directly to FEL on the Company’s behalf allowing the Company to participate in a fund raising by FEL so that the Company could maintain its 6.8% interest. The advance was considered an advance against the Company’s stock rights offering.  Subsequent to the end of the quarter the advance was settled by the issuance of new common shares from treasury at the same price as the rights offering price.

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
June 30, 2020
(Stated in United States Dollars)

Note 6  Related Party Balances and Transactions (continued)

(iii)	During the six-month period ended June 30, 2020 general and administrative expenses included key management personnel compensation totaling $31,500 (2019: $24,000)

Note 7  Share Capital

(i)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Number	Amount
409,143,765	$16,732,397

On July 31, 2020 in connection with the Rights Offering referred to in Note 11 the Company issued a total of 451,938,606 new shares.

No preferred shares have been issued since the Company’s inception.

(ii)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
June 30, 2020
(Stated in United States Dollars)

Note 8  Loss Per Share

         Weighted Average Number of Common Shares

	June 30, 2020	June 30, 2019
Weighted average number of common shares (basic and diluted)	409,143,765	409,143,765

Note 9  General and Administrative Expenses

General and administrative expenses include	June 30, 2020	June 30, 2019
Professional fees	$4,047	$32,740
Bank charges	1,933	1,953
Listing and filing fees	10,301	9,266
Office and miscellaneous	10,316	11,072
Consulting (Note 6)	61,748	54,000
Amortization	31	44
Foreign exchange	1,499	2,656
	$89,875	$111,731

General and administrative expenses include	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019
Professional fees	$3,774	$12,850
Bank charges	927	929
Listing and filing fees	6,821	5,732
Office and miscellaneous	5,532	5,352
Consulting (Note 6)	34,593	27,000
Amortization	15	22
Foreign exchange	1,306	(1,488)
	$52,968	$50,397

Note 10  Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas related opportunities, through companies in which the Company invests.

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
June 30, 2020
(Stated in United States Dollars)

Note 11  Subsequent Events

a)
The Company announced on December 18, 2019 that its Board of Directors has approved an offering to its existing shareholders (the "Rights Offering") of transferrable rights ("Rights") to purchase additional common shares of the Company ("Common Shares"). In connection with the Rights Offering, on June 26, 2020 the Company has filed with the U.S. Securities & Exchange Commission a registration statement on Form F-1 (the "Registration Statement") and prospectus (the "Prospectus") for the issuance of the Rights and Common Shares pursuant to the Rights Offering.

Subsequent to the period end, upon the Registration Statement relating to the Rights Offering becoming effective, the Company distributed to each eligible holder of its Common Shares forty (40) Rights for every twenty (20) Common Shares held as of the July 3, 2020 (the "record Date"). Each Right entitled the holder thereof to purchase one (1) Common Share at a price of US$0.00225 per Common Share (the "Subscription Price"). The Subscription Price was determined by the Directors by reference to the recent trading activity of the Company's Common Shares.

On July 31, 2020, the Company closed the Rights Offering receiving gross proceeds of approximately $846,750 and converted into equity the Rights Offering Advance of US$170,111 previously received from PXP. This resulted in the Company issuing a total of 451,938,606 new shares.

b)
The Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis.

c)	The Company repaid the $150,000 loan received from PXP.

d)	As at June 30, 2020 the had incurred transaction costs of $56,274 in connection with the Rights Offering.

Exhibit 4
FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Paul Wallace, President and Chief Executive Officer of FEC Resources Inc., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended June 30, 2020.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  August 28, 2020
“Paul Wallace” Paul Wallace President and Chief Executive Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 5

FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Paul Wallace, Chief Financial Officer of FEC Resources Inc., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended June 30, 2020.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  August 28, 2020
“Paul Wallace” Paul Wallace Chief Financial Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.